

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT
Pursuant to Section 13 OR 15(D) of The Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): October 3, 2011 (September 28, 2011)

COMPETITIVE TECHNOLOGIES
Unlocking the Potential of Innovation®

Competitive Technologies, Inc.
(Exact Name of Registrant as Specified in its Charter)

Delaware	1-8696	36-2664428
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

1375 Kings Highway East, Fairfield, Connecticut	06824
(Address of Principal Executive Offices)	(Zip Code)

Registrant's Telephone Number, Including Area Code: (203) 368-6044

N/A
(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions

[ ] Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

[ ] Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

[ ] Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

[ ] Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 1.01 Entry into a Material Definitive Agreement

On September 28, 2011, Competitive Technologies, Inc. ("CTTC") entered into a Factoring Agreement with Versant Funding LLC ("Versant"). Under the Factoring Agreement CTTC will sell to Versant certain of CTTC's accounts receivables. For those accounts receivable CTTC tenders to Versant and Versant chooses to purchase, Versant will advance 75% of the face value to CTTC, and will submit a percentage of the remainder to CTTC upon collection on the account based on the delinquency of the account.

As part of the Factoring Agreement, CTTC and Versant entered into a Security Agreement whereby CTTC granted Versant a security interest in certain of CTTC's assets to secure CTTC's performance of the representations made with respect to the purchase of the accounts receivable. The agreements were fully executed on September 28, 2011 and effective as of September 9, 2011.

Item 9.01. Financial Statements and Exhibits.

The following exhibits are filed herewith:

No.   Description

10.1   Factoring Agreement between Competitive Technologies, Inc. and Versant Funding LLC Entered Into on September 28, 2011 and effective September 9, 2011.

10.2   Security Agreement between Competitive Technologies, Inc. and Versant Funding LLC Entered Into on September 28, 2011 and effective September 9, 2011.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

COMPETITIVE TECHNOLOGIES, INC.
(Registrant)

Dated: October 3, 2011   By: \s\ Johnnie D. Johnson
                                          Johnnie D. Johnson
                                          Chief Executive Officer